FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of August 2010

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	Quarterly report for the three months ended June 30, 2010, filed on August 6, 2010 with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan. (English translation)

2.	News release issued on August 20, 2010, by the registrant, announcing the additional information regarding “Commencement of Tender Offer for Shares of Common Stock of Panasonic Electric Works”.

3.	News release issued on August 20, 2010, by the registrant, announcing the additional information regarding “Commencement of Tender Offer for Shares of Common Stock of SANYO”.

4.	News release issued on August 20, 2010, by the registrant, announcing to strengthen PDP production in China

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ MASAHITO YAMAMURA
Masahito Yamamura, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: August 23, 2010

[English summary with full translation of consolidated financial information]

Quarterly Report filed with the Japanese government

pursuant to the Financial Instruments and Exchange

Law of Japan

For the three months ended

June 30, 2010

Panasonic Corporation

Osaka, Japan

Disclaimer Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this quarterly report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this quarterly report. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the acquisition of all shares of Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd. through tender offers and share exchanges; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

Note:	Certain information previously filed with the SEC in other reports is not included in this English translation.

I	Corporate Information

(1)	Consolidated Financial Summary

	Yen (millions), except per share amounts
	Three months ended June 30, 2010	Three months ended June 30, 2009	Year ended March 31, 2010
Net sales	2,161,126	1,595,458	7,417,980
Income (loss) before income taxes	84,330	(51,765)	(29,315)
Net income (loss)	47,738	(61,356)	(170,667)
Net income (loss) attributable to Panasonic Corporation	43,678	(52,977)	(103,465)
Total Panasonic Corporation shareholders’ equity	2,650,733	2,746,253	2,792,488
Total equity	3,545,942	3,158,547	3,679,773
Total assets	8,351,031	6,610,242	8,358,057
Panasonic Corporation shareholders’ equity per share of common stock (yen)	1,280.34	1,326.29	1,348.63
Net income (loss) per share attributable to Panasonic Corporation common shareholders, basic (yen)	21.10	(25.58)	(49.97)
Net income (loss) per share attributable to Panasonic Corporation common shareholders, diluted (yen)	—	—	—
Panasonic Corporation shareholders’ equity / total assets (%)	31.7	41.5	33.4
Net cash provided by operating activities	144,884	70,016	522,333
Net cash provided by (used in) investing activities	19,387	(83,287)	(323,659)
Net cash provided by (used in) financing activities	(69,499)	81,424	(56,973)
Cash and cash equivalents at end of period	1,169,237	1,041,126	1,109,912
Total employees (persons)	384,816	288,933	384,586

Notes:	1.	The Company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

	2.	SANYO Electric Co., Ltd. (SANYO) and its subsidiaries became the Company’s consolidated subsidiaries in December 2009. As a result, total assets increased by 2,046,130 million yen, after deducting the Company’s investment in SANYO from the total assets acquired on acquisition date. The operating results of SANYO and its subsidiaries after January 2010 are included in the Company’s consolidated financial statements.

	3.	Diluted net income (loss) per share attributable to Panasonic Corporation common shareholders has been omitted because the Company did not have potential common shares that were outstanding for the period.

(2)	Principal Businesses

The Panasonic Group is comprised primarily of the parent Panasonic Corporation and 671 consolidated subsidiaries in and outside of Japan, operating in close cooperation with each other. As a comprehensive electronics manufacturer, Panasonic is engaged in production, sales and service activities in a broad array of business areas.

The Company strengthens the unity of all employees throughout the group and ultimately enhances the value of the “Panasonic” brand globally. The Company will continue its tireless efforts to generate ideas that brighten the lives of people everywhere in order to contribute to a better future both for the Earth and for the further development of society.

The Company’s business segment classifications consist of six segments, namely, “Digital AVC Networks,” “Home Appliances,” “PEW and PanaHome,” “Components and Devices,” “SANYO,” and “Other.” “Digital AVC Networks” includes video and audio equipment, and information and communications equipment. “Home Appliances” includes household equipment. “PEW and PanaHome” includes electrical supplies, home appliances, building materials and equipment, and housing business. “Components and Devices” includes general electronic components, semiconductors, electric motors and batteries. “SANYO” includes solar cells, lithium-ion batteries, and optical pickups. “Other” includes FA equipment and other industrial equipment. The Company restructured the motor business on April 1, 2010. Accordingly, the motor business transferred to “Home Appliances” from “Component and Devices.”

For production, Panasonic adopts a management system that takes charge of each product in the Company or its affiliates. In recent years, the Company has been enhancing production capacity at its overseas affiliates to further develop global business. Meanwhile, in Japan, Panasonic’s products are sold through sales channels at its domestic locations, each established according to products or customers. The Company also sells directly to large-scale consumers, such as the government and corporations.

For exports, sales are handled mainly through sales subsidiaries and agents located in their respective countries.

Certain products produced at domestic affiliates are purchased by the Company and sold through the same sales channels as products produced by the Company itself. Additionally, products produced at overseas affiliates are sold mainly through sales subsidiaries in respective countries.

Meanwhile, most import operations are carried out internally, and the Company aims to expand them to promote international economic cooperation.

Certain PEW, PanaHome and SANYO products are sold on a proprietary basis in Japan and overseas.

During the three months ended June 30, 2010, there were no major changes in principal businesses and affiliated companies.

(3)	Changes in Affiliated Companies

During the three months ended June 30, 2010, there were no major changes in affiliated companies.

Hitachi Displays, Ltd. (“Hitachi Displays”) conducted a corporate split on June 30, 2010 to establish IPS Alpha Support Co., Ltd (“IPS Alpha Support”). IPS Alpha Support assumed Hitachi Displays’ entire shareholding of 50.02% shares of IPS Alpha Technology, Ltd. (“IPS Alpha”), the Company’s subsidiary. Also, Hitachi Displays transferred a majority of shares of IPS Alpha Support to the Company. As a result of these transactions, adding to its existing shareholding of 44.98%, Panasonic has 95% of the voting rights in IPS Alpha. There were no major changes in affiliated companies as a result of this transaction as IPS Alpha has been a Company’s subsidiary according to the provisions of Accounting Standards Codification (ASC) 810, “Consolidation.”

On July 30, 2010, SANYO transferred its entire shareholding of SANYO Electric Logistics Co., Ltd. to LS Holding Co., Ltd.

(4)	Number of Employees (as of June 30, 2010)

1. Consolidated:	384,816 persons
2. Parent-alone:	42,167 persons

II	The Business

(1)	Operating Results

During the first quarter under review, the global economic recovery continued led by China and Asian countries, despite credit uncertainties in Europe. In this business condition, Panasonic launched a new midterm management plan called “Green Transformation 2012 (GT12)” in the beginning of fiscal 2011.

Consolidated group sales for the first quarter increased 35% to 2,161,126 million yen, from the first quarter of fiscal 2010 (a year ago), growing sales in all segments.

Regarding earnings, operating profit* for the first quarter was 83,838 million yen, compared with a loss of 20,183 million yen a year ago. This result was due mainly to strong sales, streamlining of material cost and fixed cost reduction, offsetting severe price competition, appreciation of yen and rising prices of raw materials. Pre-tax income for the first quarter was 84,330 million yen, compared with a loss of 51,765 million yen a year ago. Accordingly, net income for the first quarter was 47,738 million yen, compared with a loss of 61,356 million yen a year ago, and net income attributable to Panasonic Corporation was 43,678 million yen, compared with a loss of 52,977 million yen a year ago.

*	In order to be consistent with generally accepted financial reporting practices in Japan, operating profit, a non-GAAP measure, is presented as net sales less cost of sales and selling, general and administrative expenses. The Company believes that this is useful to investors in comparing the Company’s financial results with those of other Japanese companies.

(2)	Operating Results by Segment

The following information shows the operating results by business segment for the first quarter. The Company restructured the motor business on April 1, 2010. Accordingly, segment information for Home Appliances and, Component and Devices in the fiscal 2010 first quarter are reclassified to conform to the presentation for fiscal 2011.

Digital AVC Networks

Sales in this segment amounted to 831,722 million yen, an increase of 8% compared with a year ago. Despite sales decline of mobile phones, this was due primarily to strong sales of flat-panel TVs, Blu-ray Disc recorders and automotive electronics. Operating profit significantly improved to 27,851 million yen from operating loss of 13,602 million yen a year ago. This was due mainly to sales increase and comprehensive streamlining efforts.

Home Appliances

Sales in this segment amounted to 322,781 million yen, an increase of 5% compared with a year ago, due mainly to favorable sales in air conditioners, compressors and microwave ovens. Operating profit amounted to 32,259 million yen, an increase of 73% compared a year ago, due mainly to favorable sales and comprehensive streamlining efforts.

PEW and PanaHome

Sales in this segment amounted to 391,258 million yen, an increase of 9% compared with a year ago. Regarding Panasonic Electric Works Co., Ltd. (PEW) and its subsidiaries, sales increased mainly in devices such as electrical construction materials and automation controls. For PanaHome Corporation and its subsidiaries, the recovery in Japanese housing market conditions and sales promotion of detached housing led overall sales increased. Operating profit amounted to 8,348 million yen, increased from an operating loss of 7,805 million yen a year ago, due mainly to improvement in sales.

Components and Devices

Sales in this segment amounted to 236,265 million yen, an increase of 11% compared with a year ago. Strong sales of general electronic components, semiconductors and batteries contributed to this double-digit growth. Operating profit improved significantly to 11,847 million yen from an operating loss of 9,744 million yen a year ago. This was due mainly to sales improvement and fixed cost reduction.

SANYO

Sales in this segment totaled 412,984 million yen. Sales of solar cells, car-related equipments such as car navigation systems, and optical pickups were strong with economic stimulus programs in several countries and continuing demand expansion for PCs. Operating profit resulted in 5,009 million yen, even after incurring the expenses such as amortization of intangible assets recorded at acquisition.

Other

Sales in this segment totaled 275,427 million yen, up 35% compared with a year ago, due mainly to significantly strong sales in factory automation equipment. Operating profit also improved significantly to 12,750 million yen, compared with an operating loss of 884 million yen a year ago.

(3)	Assets, Liabilities and Equity

The Company’s consolidated total assets as of June 30, 2010 decreased by 7,026 million yen to 8,351,031 million yen, compared with 8,358,057 million yen at the end of the fiscal 2010. This was due mainly to decrease of 89,169 million yen in investment and advances by decline of market value in investments, despite an increase of 62,216 million yen in inventories experiencing seasonality.

With regard to liabilities, total liabilities amounted to 4,805,089 million yen, an increase of 126,805 million yen compared with the end of fiscal 2010. This was due mainly to the issuance of short-term bonds.

Panasonic Corporation shareholders’ equity decreased by 141,755 million yen, compared with the end of fiscal 2010, to 2,650,733 million yen. This result was due primarily to deterioration in accumulated other comprehensive income (loss) influenced by appreciation of yen and decline of market value in investments, and decrease in capital surplus influenced by the acquisition of noncontrolling interests of the Company’s subsidiaries. Noncontrolling interests increased by 7,924 million yen to 895,209 million yen, due primarily to the additional acquisition, despite yen appreciation.

(4)	Cash Flows

Cash flows from operating activities

Net cash provided by operating activities in the fiscal 2010 first quarter totaled 144,884 million yen, an increase of 74,868 million yen from a year ago. This was due primarily to an increase of quarterly net income improved from net loss a year ago, despite an increase in inventories.

Cash flows from investing activities

Net cash provided by investing activities in the fiscal 2010 first quarter amounted to 19,387 million yen, compared with cash outflow of 83,287 million yen a year ago. This was due primarily to increase of proceeds from disposition of investments and advances, and proceeds from disposals of tangible fixed assets.

Cash flows from financing activities

Net cash used in financing activities in the fiscal 2010 first quarter amounted to 69,499 million yen, compared with cash inflow of 81,424 million yen a year ago. This was due mainly to a decrease of proceeds by issuing short-term bonds and expenditures on purchasing noncontrolling interests of the Company’s subsidiaries.

All these activities associated with the effect of exchange rate fluctuations, resulted in cash and cash equivalents of 1,169,237 million yen as of June 30, 2010, up 59,325 million yen, compared with the end of the last fiscal year (March 31, 2010).

(5)	Research and Development

Panasonic’s R&D expenditures for the first quarter of fiscal 2010 totaled 133,688 million yen. There were no significant changes in R&D activities for the period.

(6)	Risk Factors

There were no risks newly identified during the three months ended June 30, 2010. However, there were significant changes with regard to the “Risk Factors” stated in the annual report of the prior fiscal year as follows.

Alliances with, and strategic investments in, third parties, and mergers and acquisitions undertaken by Panasonic, may not produce positive or expected results

Panasonic develops its businesses by forming alliances or joint ventures with, and making strategic investments in, other companies, including investments in start-up companies. Furthermore, the strategic importance of partnering with third parties is increasing. In some cases, such partnerships are crucial to Panasonic’s goal of introducing new products and services, but Panasonic may not be able to successfully collaborate or achieve expected synergies with its partners. Furthermore, Panasonic does not control these partners, who may make decisions regarding their business undertakings with Panasonic that may be contrary to Panasonic’s interests. In addition, if these partners change their business strategies, Panasonic may fail to maintain these partnerships. Panasonic, Panasonic Electric Works (“PEW”) and SANYO Electric Co., Ltd. (“SANYO”) resolved, at their respective meetings of the Boards of Directors held on July 29, 2010, to pursue a plan of Panasonic’s acquisition of all shares of PEW and SANYO in order to make them wholly-owned subsidiaries of Panasonic (the “Acquisitions”) by around April 2011 by way of tender offers and, thereafter, share exchanges. Panasonic resolved, at its above-mentioned Board of Directors meeting, to commence the tender offers for the shares of PEW and SANYO at a purchase price of 1,110 yen per share of PEW common stock and 138 yen per share of SANYO common stock during a tender offer period from August 23, 2010 through October 6, 2010. In the event that Panasonic does not acquire all of the PEW and SANYO shares anticipated to be purchased through the tender offers, Panasonic is thereafter anticipated to implement share exchanges in order to complete the Acquisitions by around April 2011. However, Panasonic may not be able to promptly complete the Acquisitions or realize the business reorganization which is scheduled thereafter. Furthermore, even if Panasonic completes the Acquisitions, Panasonic may fail to sufficiently achieve the expected results of the Acquisitions, such as promotion of rapid decision-making and maximization of group synergies.

Note:	The forward-looking statements in the above information are based on our belief as of the filing date of this quarterly report.

(7)	Others

1. Shelf registration in Japan for future equity offerings

On July 29, 2010, the Company’s Board of Directors resolved to file a Shelf Registration Statement in Japan for offerings of its shares of common stock, the number of which is expected to be principally in the range of its own shares to be disposed of.

Type of securities to be offered: Common stock of Panasonic Corporation

Planned issuance period: Within one year commencing from the effective date of the Shelf Registration Statement (from August 12, 2010 until August 11, 2011)

Offering method: Public offering in Japan*

Planned amount of issuance: Up to JPY 500 billion

Use of proceeds: To repay short-term interest-bearing debt

*	The number of shares to be offered is expected to be principally in the range of its own shares to be disposed of.

Pursuant to this resolution, the Company filed the Shelf Registration Statement in Japan on July 29, 2010.

2. An increase in the maximum amount of short-term bonds

On July 29, 2010, the Company’s Board of Directors resolved to increase the maximum amount of outstanding short-term bonds issued and to be issued by the Company from 300 billion yen to 500 billion yen, and the total maximum amount of outstanding short-term notes issued and to be issued by certain overseas consolidated subsidiaries from 2 billion U.S. dollars to 4 billion U.S. dollars, in order to flexibly meet its short-term financial requirements.

III	Property, Plant and Equipment

(1)	Major Property, Plant and Equipment

During the three months ended June 30, 2010, there were no significant changes in major property, plant and equipment.

(2)	Plan of the Purchase and Retirement of Major Property, Plant and Equipment

During the three months ended June 30, 2010, there were no significant changes in plan of the purchase and retirement of major property, plant and equipment from the last fiscal year. During the three months ended June 30, 2010, the Company does not have any current plans to purchase, expand, refurbish, retire and dispose major property, plant and equipment.

During the three months ended June 30, 2010, the Company invested a total of 98,650 million yen in property, plant and equipment, with an emphasis on production facilities in such priority business areas as flat-panel TVs and batteries. The breakdown of capital investment by business segment is as follows:

Business Segment	Yen (millions)
Digital AVC Networks	45,899
Home Appliances	5,525
PEW and PanaHome	9,799
Components and Devices	20,388
SANYO	15,902
Other	433

Subtotal	97,946
Corporate	704

Total	98,650

IV	Shares and Shareholders

(1)	Shares of Common Stock Issued as of June 30, 2010: 2,453,053,497 shares

The common stock of the Company is listed on the Tokyo, Osaka and Nagoya stock exchanges in Japan. In the United States, the Company’s American Depositary Shares (ADSs) are listed on the New York Stock Exchange.

(2)	Amount of Common Stock (Stated Capital) as of June 30, 2010: 258,740 million yen

(3)	Stock Price

The following table sets forth the monthly reported high and low market prices per share of the Company’s common stock on the Tokyo Stock Exchange for the three months of fiscal 2011:

	Yen
	April	May	June
High	1,480	1,348	1,288
Low	1,345	1,123	1,104

CONTENTS

V	Financial Statements

Index of Consolidated Financial Statements of Panasonic Corporation and Subsidiaries:

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

June 30 and March 31, 2010

	Yen (millions)
Assets	June 30, 2010	March 31, 2010
Current assets:
Cash and cash equivalents	1,169,237	1,109,912
Time deposits	86,385	92,032
Trade receivables:
Notes	76,850	74,283
Accounts (Note 12)	1,106,918	1,134,915
Allowance for doubtful receivables	(24,625)	(24,158)

Net trade receivables	1,159,143	1,185,040

Inventories (Note 2)	975,862	913,646
Other current assets (Notes 12 and 13)	556,331	505,418

Total current assets	3,946,958	3,806,048

Investments and advances (Notes 3 and 13)	547,593	636,762

Property, plant and equipment (Note 5):
Land	385,976	391,394
Buildings	1,751,581	1,767,674
Machinery and equipment	2,232,063	2,303,633
Construction in progress	117,024	128,826

	4,486,644	4,591,527
Less accumulated depreciation	2,589,539	2,635,506

Net property, plant and equipment	1,897,105	1,956,021

Other assets:
Goodwill	920,655	923,001
Intangible assets (Note 5)	593,341	604,865
Other assets	445,379	431,360

Total other assets	1,959,375	1,959,226

	8,351,031	8,358,057

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

June 30 and March 31, 2010

	Yen (millions)
Liabilities and Equity	June 30, 2010	March 31, 2010
Current liabilities:
Short-term debt, including current portion of long-term debt (Notes 11 and 13)	406,882	299,064
Trade payables:
Notes	62,328	59,608
Accounts (Note 12)	1,010,959	1,011,838

Total trade payables	1,073,287	1,071,446

Accrued income taxes	40,098	39,154
Accrued payroll	163,567	149,218
Other accrued expenses	853,722	826,051
Deposits and advances from customers	72,612	64,046
Employees’ deposits	9,983	10,009
Other current liabilities (Notes 12 and 13)	367,078	356,875

Total current liabilities	2,987,229	2,815,863

Noncurrent liabilities:
Long-term debt (Note 13)	1,008,100	1,028,928
Retirement and severance benefits	424,971	435,799
Other liabilities	384,789	397,694

Total noncurrent liabilities	1,817,860	1,862,421

Equity:
Panasonic Corporation shareholders’ equity:
Common stock (Note 6)	258,740	258,740
Capital surplus	1,127,206	1,209,516
Legal reserve	93,797	93,307
Retained earnings	2,382,322	2,349,487
Accumulated other comprehensive income (loss):
Cumulative translation adjustments	(410,781)	(352,649)
Unrealized holding gains (losses) of available-for-sale securities (Note 3)	(910)	40,700
Unrealized gains of derivative instruments (Note 12)	7,077	1,272
Pension liability adjustments	(136,026)	(137,555)

Total accumulated other comprehensive income (loss)	(540,640)	(448,232)

Treasury stock, at cost (Note 6)	(670,692)	(670,330)

Total Panasonic Corporation shareholders’ equity (Note 10)	2,650,733	2,792,488

Noncontrolling interests (Note 10)	895,209	887,285

Total equity (Note 10)	3,545,942	3,679,773

Commitments and contingent liabilities (Notes 4 and 14)

	8,351,031	8,358,057

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Operations

Three months ended June 30, 2010 and 2009

	Yen (millions)
	Three months ended June 30
	2010	2009
Revenues, costs and expenses:
Net sales	2,161,126	1,595,458
Cost of sales (Note 12)	(1,570,787)	(1,170,871)
Selling, general and administrative expenses	(506,501)	(444,770)
Interest income	2,769	2,913
Dividends received	3,058	3,417
Other income (Notes 11 and 12)	14,982	9,145
Interest expense	(7,381)	(6,045)
Other deductions (Notes 5, 11 and 12)	(12,936)	(41,012)

Income (loss) before income taxes	84,330	(51,765)
Provision for income taxes	38,337	7,752
Equity in earnings (losses) of associated companies	1,745	(1,839)

Net income (loss) (Note 10)	47,738	(61,356)
Less net income (loss) attributable to noncontrolling interests (Note 10)	4,060	(8,379)

Net income (loss) attributable to Panasonic Corporation (Note 10)	43,678	(52,977)

	Yen
Net income (loss) per share attributable to Panasonic Corporation common shareholders (Note 8):
Basic	21.10	(25.58)
Diluted	—	—

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Three months ended June 30, 2010 and 2009

	Yen (millions)
	Three months ended June 30
	2010	2009
Cash flows from operating activities:
Net income (loss) (Note 10)	47,738	(61,356)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	89,249	65,895
Net gain on sale of investments	(3,733)	(241)
Provision for doubtful receivables	2,569	798
Deferred income taxes	121	21,511
Write-down of investment securities (Note 11)	537	529
Impairment losses on long-lived assets (Notes 5)	205	1,031
Cash effects of change in:
Trade receivables	6,143	(71,640)
Inventories	(90,092)	(21,235)
Other current assets	(20,404)	(26,625)
Trade payables	19,805	74,520
Accrued income taxes	2,756	(3,176)
Accrued expenses and other current liabilities	91,557	79,634
Retirement and severance benefits	(9,602)	(8,699)
Deposits and advances from customers	7,618	7,601
Other	417	11,469

Net cash provided by operating activities	144,884	70,016

Cash flows from investing activities:
Proceeds from disposition of investments and advances	54,464	31,809
Increase in investments and advances	(453)	(1,827)
Capital expenditures	(94,135)	(102,526)
Proceeds from disposals of property, plant and equipment	63,914	3,519
(Increase) decrease in time deposits	1,883	2,655
Other	(6,286)	(16,917)

Net cash provided by (used in) investing activities	19,387	(83,287)

(Continued)

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Three months ended June 30, 2010 and 2009

	Yen (millions)
	Three months ended June 30
	2010	2009
Cash flows from financing activities:
Increase (decrease) in short-term debt	42,668	110,645
Proceeds from long-term debt	2,185	—
Repayments of long-term debt	(37,802)	(6,592)
Dividends paid to Panasonic Corporation shareholders (Notes 9 and 10)	(10,353)	(15,530)
Dividends paid to noncontrolling interests (Note 10)	(5,031)	(7,062)
Repurchase of common stock (Note 10)	(374)	(25)
Sale of treasury stock (Note 10)	8	11
Purchase of noncontrolling interests (Note 10)	(60,778)	(596)
Other	(22)	573

Net cash provided by (used in) financing activities	(69,499)	81,424

Effect of exchange rate changes on cash and cash equivalents	(35,447)	(894)

Net increase (decrease) in cash and cash equivalents	59,325	67,259

Cash and cash equivalents at beginning of period	1,109,912	973,867

Cash and cash equivalents at end of period	1,169,237	1,041,126

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Summary of Significant Accounting Policies

(a)	Description of Business

Panasonic Corporation (hereinafter, the “Company,” including consolidated subsidiaries, unless the context otherwise requires) is one of the world’s leading producers of electronic and electric products. The Company currently offers a comprehensive range of products, systems and components for consumer, business and industrial use based on sophisticated electronics and precision technology, expanding to building materials and equipment, and housing business.

Sales by product category for the three months ended June 30, 2010 were as follows: Digital AVC Networks—36%, Home Appliances—14%, PEW and PanaHome*—16%, Components and Devices—9%, SANYO*—19%, and Other—6%. A sales breakdown by geographical market was as follows: Japan—49%, North and South America—13%, Europe—10%, and Asia and Others—28%.

The Company is not dependent on a single supplier, and has no significant difficulty in obtaining raw materials from suppliers.

*	PEW stands for Panasonic Electric Works Co., Ltd. and PanaHome stands for PanaHome Corporation. SANYO stands for SANYO Electric Co., Ltd.

(b)	Basis of Presentation of Consolidated Financial Statements

The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect adjustments which are necessary to conform with U.S. generally accepted accounting principles (U.S. GAAP).

(c)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned, controlled subsidiaries. The Company also consolidates entities in which controlling interest exists through variable interests in accordance with the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 810, “Consolidation.” Investments in companies and joint ventures over which we have the ability to exercise significant influence (generally through an voting interest of between 20% to 50%) are included in “Investments and advances” in the consolidated balance sheets. All significant intercompany balances and transactions have been eliminated in consolidation.

The Company has 671 consolidated subsidiaries and 238 associated companies under equity method as of June 30, 2010.

(d)	Use of Estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates and assumptions are reflected in valuation and disclosure of revenue recognition, allowance for doubtful receivables, valuation of inventories, impairment of long-lived assets, environmental liabilities, valuation of deferred tax assets, uncertain tax positions, employee retirement and severance benefit plans, and assets acquired and liabilities assumed by business combinations.

(e)	Adoption of New Accounting Pronouncements

On April 1, 2010, the Company adopted Accounting Standards Update (ASU) 2009-16, “Accounting for Transfers of Financial Assets.” ASU2009-16 removes the concept of a qualifying special-purpose entity (QSPE) from ASC 860, “Transfers and Servicing,” and the exception from applying ASC 810 to QSPEs, thereby requiring transferors of financial assets to evaluate whether to consolidate transferees that previously were considered QSPEs. ASU 2009-16 also clarifies ASC 860’s sale-accounting criteria pertaining to legal isolation and effective control and creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale. The adoption of ASU 2009-16 did not have a material effect on the Company’s consolidated financial statements.

On April 1, 2010, the Company adopted ASU 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.” ASU 2009-17, which amends ASC 810, revises the test for determining the primary beneficiary of a Variable Interest Entities (VIE) from a primarily quantitative risks and rewards calculation based on the VIE’s expected losses and expected residual returns to a primarily qualitative analysis based on identifying the party or related-party (if any) with the power to direct the activities that most significantly impact the VIE’s economic performance and the obligation to absorb losses of, or the right to receive benefits from, the VIE that could potentially be significant to the VIE. The adoption of ASU 2009-17 did not have a material effect on the Company’s consolidated financial statements.

(2)	Inventories

Inventories at June 30 and March 31, 2010 are summarized as follows:

	Yen (millions)
	June 30, 2010	March 31, 2010
Finished goods	530,805	497,153
Work in process	174,335	159,699
Raw materials	270,722	256,794

	975,862	913,646

(3)	Investments in Securities

In accordance with ASC 320, “Investments—Debt and Equity Securities,” the Company classifies its existing marketable equity securities other than investments in associated companies and all debt securities as available-for-sale.

The cost, fair value, net unrealized holding gains (losses) of available-for-sale securities included in short-term investments, and investments and advances at June 30 and March 31, 2010 are as follows:

	Yen (millions)
	June 30, 2010
	Cost	Fair value	Net unrealized holding gains (losses)
Noncurrent:
Equity securities	274,295	306,185	31,890
Corporate and government bonds	3,896	3,998	102
Other debt securities	567	565	(2)

	278,758	310,748	31,990

	Yen (millions)
	March 31, 2010
	Cost	Fair value	Net unrealized holding gains (losses)
Noncurrent:
Equity securities	275,579	379,358	103,779
Corporate and government bonds	3,894	3,961	67
Other debt securities	568	585	17

	280,041	383,904	103,863

The carrying amount of the Company’s held-to-maturity securities totaled 1,954 million yen at March 31, 2010.

The carrying amounts of the Company’s cost method investments totaled 27,725 million yen and 22,039 million yen at June 30 and March 31, 2010, respectively.

(4)	Leases

The Company has operating leases for certain land, buildings, and machinery and equipment. Future minimum lease payments under operating leases at June 30, 2010 are as follows:

Yen (millions)
Due within 1 year	75,716
Due after 1 year within 2 years	51,202
Due after 2 years within 3 years	36,207
Due after 3 years within 4 years	26,452
Due after 4 years within 5 years	4,820
Thereafter	3,766

Total minimum lease payments	198,163

(5)	Long-Lived Assets

The Company periodically reviews the recorded value of its long-lived assets to determine if the future cash flows to be derived from these assets will be sufficient to recover the remaining recorded asset values. Impairment losses are included in other deductions in the consolidated statements of operations, and are not charged to segment profit.

The Company recognized impairment losses in the aggregate of 205 million yen of long-lived assets for the three months ended June 30, 2010.

Impairment losses for the three months ended June 30, 2010 mainly related to “Digital AVC Networks” segment.

The Company recognized impairment losses in the aggregate of 1,031 million yen of long-lived assets for the three months ended June 30, 2009.

Impairment losses for the three months ended June 30, 2009 mainly related to “Components and Devices” segment.

(6)	Number of Common Shares

Number of common shares authorized and issued and number of treasury common shares as of June 30 and March 31, 2010 are as follows:

	Number of shares
	June 30, 2010	March 31, 2010
Common stock:
Authorized	4,950,000,000	4,950,000,000
Issued	2,453,053,497	2,453,053,497
Treasury stock	382,718,300	382,448,008

(7)	Panasonic Corporation Shareholders’ Equity per Share

Panasonic Corporation shareholders’ equity per share as of June 30 and March 31, 2010 are as follows:

	Yen
	June 30, 2010	March 31, 2010
Panasonic Corporation shareholders’ equity per share	1,280.34	1,348.63

(8)	Net Income (Loss) per Share Attributable to Panasonic Corporation Common Shareholders

A reconciliation of the numerators and denominators of the basic attributable to Panasonic Corporation common shareholders computation for three months June 30, 2010 and 2009 are as follows:

	Yen (millions)
	Three months ended June 30
	2010	2009
Net income (loss) attributable to Panasonic Corporation common shareholders	43,678	(52,977)

	Number of shares
	Three months ended June 30
	2010	2009
Average common shares outstanding	2,070,402,824	2,070,636,858

	Yen
	Three months ended June 30
	2010	2009
Net income (loss) per share attributable to Panasonic Corporation common shareholders: Basic	21.10	(25.58)

Diluted net income per share attributable to Panasonic Corporation common shareholders has been omitted because the Company did not have potentially dilutive common shares that were outstanding for the period, respectively.

(9)	Cash Dividends

On May 7, 2010, the board of directors approved a year-end dividend of 5.0 yen per share, totaling 10,353 million yen on outstanding common stock as of March 31, 2010. The dividends, which became effective on May 31, 2010, were sourced out of retained earnings.

(10)	Equity

The change in the carrying amount of Panasonic Corporation shareholders’ equity, noncontrolling interests and total equity in the consolidated balance sheets for the three months ended June 30, 2010 and 2009 are as follows:

	Yen (millions)
	Three months ended June 30, 2010
	Panasonic Corporation shareholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2010	2,792,488	887,285	3,679,773
Dividends paid to Panasonic Corporation shareholders	(10,353)	—	(10,353)
Dividends paid to noncontrolling interests	—	(5,031)	(5,031)
Repurchase of common stock	(374)	—	(374)
Sale of treasury stock	8	—	8
Equity transactions with noncontrolling interests	(82,306)	24,029	(58,277)
Other	—	17	17
Comprehensive income (loss):
Net income	43,678	4,060	47,738
Other comprehensive income (loss), net of tax:
Translation adjustments	(58,132)	(13,313)	(71,445)
Unrealized holding gains (losses) of available-for-sale securities	(41,610)	(2,052)	(43,662)
Unrealized holding gains (losses) of derivative instruments	5,805	(22)	5,783
Pension liability adjustments	1,529	236	1,765

Total comprehensive income (loss)	(48,730)	(11,091)	(59,821)

Balance at June 30, 2010	2,650,733	895,209	3,545,942

	Yen (millions)
	Three months ended June 30, 2009
	Panasonic Corporation shareholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2009	2,783,980	428,601	3,212,581
Dividends paid to Panasonic Corporation shareholders	(15,530)	—	(15,530)
Dividends paid to noncontrolling interests	—	(7,062)	(7,062)
Repurchase of common stock	(25)	—	(25)
Sale of treasury stock	11	—	11
Equity transactions with noncontrolling interests	(392)	(204)	(596)
Other	—	51	51
Comprehensive income (loss):
Net income (loss)	(52,977)	(8,379)	(61,356)
Other comprehensive income (loss), net of tax:
Translation adjustments	(2,692)	392	(2,300)
Unrealized holding gains of available-for-sale securities	33,638	1,375	35,013
Unrealized holding gains of derivative instruments	3,452	47	3,499
Pension liability adjustments	(3,212)	(2,527)	(5,739)

Total comprehensive income (loss)	(21,791)	(9,092)	(30,883)

Balance at June 30, 2009	2,746,253	412,294	3,158,547

(11)	Supplementary Information

Included in other deductions for the three months ended June 30, 2010 and 2009 are as follows:

	Yen (millions)
	Three months ended June 30
	2010	2009
Expenses associated with the implementation of the early retirement programs in the domestic and overseas subsidiaries	927	21,586
Write-down of investment securities	537	529
Foreign exchange losses	—	4,720

Foreign exchange gains included in other income for the three months ended June 30, 2010 are 809 million yen.

Net periodic benefit cost for three months ended June 30, 2010 and 2009 are 14,484 million yen and 17,935 million yen, respectively.

132,989 million yen of short-term bonds, which were newly issued during the three months ended June 30, 2010, are included in short-term debt, including current portion of long-term debt in the consolidated balance sheets as of June 30, 2010.

(12)	Derivatives and Hedging Activities

The Company operates internationally, giving rise to significant exposure to market risks arising from changes in foreign exchange rates, interests rates and commodity prices. The Company assesses these risks by continually monitoring changes in these exposures and by evaluating hedging opportunities. Derivative financial instruments utilized by the Company to hedge these risks are comprised principally of foreign exchange contracts, interests rate swaps, cross currency swaps and commodity derivatives. The Company does not hold or issue derivative financial instruments for trading purpose.

The Company accounts for derivative instruments in accordance with ASC 815, “Derivatives and Hedging.” Amounts included in accumulated other comprehensive income (loss) at June 30, 2010 are expected to be recognized in earnings principally over the next twelve months. The maximum term over which the Company is hedging exposures to the variability of cash flows for foreign currency exchange risk is approximately five months.

The Company is exposed to credit risk in the event of non-performance by counterparties to the derivative contracts, but such risk is considered mitigated by the high credit rating of the counterparties.

The fair values of derivative instruments at June 30, 2010 are as follows:

	Yen (millions)
	Asset derivatives		Liability derivatives
	Consolidated balance sheet location	Fair value	Consolidated balance sheet location	Fair value
Derivatives designated as hedging instruments under ASC 815:
Foreign exchange contracts	Other current assets	15,611	Other current liabilities	(54)
Commodity futures	Other current assets	1,415	Other current liabilities	(8,426)

Total derivatives designated as hedging instruments under ASC 815		17,026		(8,480)

Derivatives not designated as hedging instruments under ASC 815:
Foreign exchange contracts	Other current assets	13,248	Other current liabilities	(1,416)
Cross currency swaps	—	—	Other current liabilities	(895)
Interest rate swaps	Other current assets	20	—	—
Commodity futures	Other current assets	2,781	Other current liabilities	(2,781)

Total derivatives not designated as hedging instruments under ASC 815		16,049		(5,092)

Total derivatives		33,075		(13,572)

The fair values of derivative instruments at March 31, 2010 are as follows:

	Yen (millions)
	Asset derivatives		Liability derivatives
	Consolidated balance sheet location	Fair value	Consolidated balance sheet location	Fair value
Derivatives designated as hedging instruments under ASC 815:
Foreign exchange contracts	Other current assets	415	Other current liabilities	(1,971)
Commodity futures	Other current assets	11,330	Other current liabilities	(3,345)

Total derivatives designated as hedging instruments under ASC 815		11,745		(5,316)

Derivatives not designated as hedging instruments under ASC 815:
Foreign exchange contracts	Other current assets	8,590	Other current liabilities	(2,307)
Cross currency swaps	—	—	Other current liabilities	(283)
Interest rate swaps	Other current assets	23	—	—
Commodity futures	Other current assets	1,231	Other current liabilities	(1,231)

Total derivatives not designated as hedging instruments under ASC 815		9,844		(3,821)

Total derivatives		21,589		(9,137)

The effect of derivative instruments on the consolidated statement of operations for the three months ended June 30, 2010 is as follows:

Yen (millions)
Hedging instruments in ASC 815 fair value hedging relationships	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Commodity futures	Other income (deductions)	(13,843)

Total		(13,843)

Yen (millions)
Related hedged items in ASC 815 fair value hedging relationships	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Trade accounts receivable (payable)	Other income (deductions)	14,450

Total		14,450

Fair value hedges resulted in gains of 607 million yen of ineffectiveness.

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Amount of gain (loss) recognized in OCI on derivative (effective portion)	Location of gain (loss) reclassified from accumulated OCI into operations (effective portion)	Amount of gain (loss) reclassified from accumulated OCI into operations (effective portion)
Foreign exchange contracts	12,674	Other income (deductions)	(1,840)
Commodity futures	(1,185)	Cost of sales	418

Total	11,489		(1,422)

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Location of gain (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)	Amount of gain (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)
Foreign exchange contracts	Other income (deductions)	406
Commodity futures	—	—

Total		406

Yen (millions)
Derivatives not designated as hedging instruments under ASC 815	Location of gain (loss) recognized in operations on derivative	Amount of gain (loss) recognized in operations on derivative
Foreign exchange contracts	Other income (deductions)	21,500
Cross currency swaps	Other income (deductions)	(612)
Interest rate swaps	Other income (deductions)	(3)
Commodity futures	Other income (deductions)	0

Total		20,885

The effect of derivative instruments on the consolidated statement of operations for the three months ended June 30, 2009 is as follows:

Yen (millions)
Hedging instruments in ASC 815 fair value hedging relationships	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Commodity futures	Other income (deductions)	11,248

Total		11,248

Yen (millions)
Related hedged items in ASC 815 fair value hedging relationships	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Trade accounts receivable (payable)	Other income (deductions)	(10,832)

Total		(10,832)

Fair value hedges resulted in gains of 416 million yen of ineffectiveness.

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Amount of gain (loss) recognized in OCI on derivative (effective portion)	Location of gain (loss) reclassified from accumulated OCI into operations (effective portion)	Amount of gain (loss) reclassified from accumulated OCI into operations (effective portion)
Foreign exchange contracts	(2,310)	Other income (deductions)	(6,142)
Cross currency swaps	(291)	Other income (deductions)	(16)
Commodity futures	771	Cost of sales	(705)

Total	(1,830)		(6,863)

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Location of gain (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)	Amount of gain (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)
Foreign exchange contracts	Other income (deductions)	64
Cross currency swaps	—	—
Commodity futures	—	—

Total		64

Yen (millions)
Derivatives not designated as hedging instruments under ASC 815	Location of gain (loss) recognized in operations on derivative	Amount of gain (loss) recognized in operations on derivative
Foreign exchange contracts	Other income (deductions)	(4,617)
Cross currency swaps	Other income (deductions)	319
Commodity futures	Other income (deductions)	0

Total		(4,298)

(13)	Fair Value

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents, Time deposits, Trade receivables, Short-term debt, Trade payables, Accrued expenses

The carrying amount approximates fair value because of the short maturity of these instruments.

Investments and advances

The fair value of investments and advances is estimated based on quoted market prices or the present value of future cash flows using appropriate current discount rates.

Long-term debt, including current portion

The fair value of long-term debt is estimated based on quoted market prices or the present value of future cash flows using appropriate current discount rates.

Derivative financial instruments

The fair value of derivative financial instruments, all of which are used for hedging purposes, is estimated based on unadjusted market prices or quotes obtained from brokers, which are periodically validated by pricing models using observable inactive market inputs.

The estimated fair values of financial instruments, all of which are held or issued for purposes other than trading, at June 30 and March 31, 2010 are as follows:

	Yen (millions)
	June 30, 2010		March 31, 2010
	Carrying amount	Fair value	Carrying amount	Fair value
Non-derivatives:
Assets:
Other investments and advances	379,944	380,273	454,313	454,516
Liabilities:
Long-term debt, including current portion	(1,195,215)	(1,221,478)	(1,236,052)	(1,250,048)
Derivatives:
Other current assets:
Forward:
To sell foreign currencies	22,551	22,551	3,511	3,511
To buy foreign currencies	6,308	6,308	5,494	5,494
Interest rate swaps	20	20	23	23
Commodity futures:
To sell commodity	3,698	3,698	—	—
To buy commodity	498	498	12,561	12,561
Other current liabilities:
Forward:
To sell foreign currencies	(1,445)	(1,445)	(2,390)	(2,390)
To buy foreign currencies	(25)	(25)	(1,888)	(1,888)
Cross currency swaps	(895)	(895)	(283)	(283)
Commodity futures:
To sell commodity	(29)	(29)	(4,576)	(4,576)
To buy commodity	(11,178)	(11,178)	—	—

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgments and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

ASC 820 defines fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are as follows:

Level 1 —	Quoted prices (unadjusted) in active markets for identical assets.

Level 2 —	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 —	Unobservable inputs for the asset or liability.

Assets and liabilities measured at fair value on a recurring basis

The following table presents assets and liabilities that are measured at fair value on a recurring basis at June 30 and March 31, 2010:

	Yen (millions)
	June 30, 2010
	Level 1	Level 2	Level 3	Total
Assets:
Available-for-sale securities:
Equity securities	306,185	—	—	306,185
Corporate and government bonds	—	3,998	—	3,998
Other debt securities	—	565	—	565

Total available-for-sale securities	306,185	4,563	—	310,748

Derivatives:
Foreign exchange contracts	—	28,859	—	28,859
Interest rate swaps	—	20	—	20
Commodity futures	2,067	2,129	—	4,196

Total derivatives	2,067	31,008	—	33,075

Total	308,252	35,571	—	343,823

Liabilities:
Derivatives:
Foreign exchange contracts	—	(1,470)	—	(1,470)
Cross currency swaps	—	(895)	—	(895)
Commodity futures	(10,555)	(652)	—	(11,207)

Total derivatives	(10,555)	(3,017)	—	(13,572)

Total	(10,555)	(3,017)	—	(13,572)

	Yen (millions)
	March 31, 2010
	Level 1	Level 2	Level 3	Total
Assets:
Available-for-sale securities:
Equity securities	379,358	—	—	379,358
Corporate and government bonds	—	3,961	—	3,961
Other debt securities	—	585	—	585

Total available-for-sale securities	379,358	4,546	—	383,904

Derivatives:
Foreign exchange contracts	—	9,005	—	9,005
Interest rate swaps	—	23	—	23
Commodity futures	12,561	—	—	12,561

Total derivatives	12,561	9,028	—	21,589

Total	391,919	13,574	—	405,493

Liabilities:
Derivatives:
Foreign exchange contracts	—	(4,278)	—	(4,278)
Cross currency swaps	—	(283)	—	(283)
Commodity futures	(3,345)	(1,231)	—	(4,576)

Total derivatives	(3,345)	(5,792)	—	(9,137)

Total	(3,345)	(5,792)	—	(9,137)

The Company’s existing marketable equity securities and commodity futures are included in Level 1, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

Level 2 available-for-sale securities include all debt securities, which are valued using inputs other than quoted prices that are observable. Level 2 derivatives including foreign exchange contracts and commodity futures are valued using quotes obtained from brokers, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and market prices for commodity futures.

Assets and liabilities measured at fair value on a nonrecurring basis

For three months ended June 30, 2010 and 2009, there were no circumstances that required any significant assets and liabilities that are not measured at fair value on an ongoing basis to be measured and recognized at fair value.

(14)	Commitments and Contingent Liabilities

The Company provides guarantees to third parties mainly on bank loans provided to associated companies and customers. The guarantees are made to enhance their credit. For each guarantee provided, the Company is required to perform under the guarantee if the guaranteed party defaults on a payment. Also the Company sold certain trade receivables to independent third parties, some of which are with recourse. If the collectibility of those receivables with recourse becomes doubtful, the Company is obligated to assume the liabilities. At June 30, 2010, the maximum amount of undiscounted payments the Company would have to make in the event of default is 33,464 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as a guarantor under those guarantees at June 30 and March 31, 2010 was insignificant.

In connection with the sale and lease back of certain machinery and equipment, the Company guarantees a specific value of the leased assets. For each guarantee provided, the Company is required to perform under the guarantee if certain conditions are met during or at the end of the lease term. At June 30, 2010, the maximum amount of undiscounted payments the Company would have to make in the event that these conditions are met is 47,914 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as guarantors under those guarantees at June 30 and March 31, 2010 was insignificant.

The Company and certain subsidiaries are under the term of leasehold interest contracts for lands of domestic factories and have obligations for restitution on their leaving. The asset retirement obligations cannot be reasonably estimated because the durations of use of the leased assets are not specified and there are no plans to undertake relocation in the future. Therefore the Company did not recognize asset retirement obligations.

The Company and certain of its subsidiaries are subject to a number of legal proceedings including civil litigations related to tax, products or intellectual properties, or governmental investigations. Since November 2007, the Company and MT Picture Display Co., Ltd. (MTPD), a subsidiary of the Company, are subject to investigations by government authorities, including the Japan Fair Trade Commission, the U.S. Department of Justice and the European Commission, in respect of alleged antitrust violations relating to cathode ray tubes (CRTs). Subsequent to these actions by the authorities, a number of class action lawsuits have been filed in the U.S. and Canada against the Company and certain of its subsidiaries. In October 2009, the Japan Fair Trade Commission issued a cease and desist order against MTPD and assessed a fine against its three subsidiaries in South East Asia, but each named company filed for a hearing to challenge the orders which is currently subject to proceedings. Since February 2009, the Company is subject to investigations by government authorities, including the U.S. Department of Justice and the European Commission, in respect of alleged antitrust violations relating to compressors for refrigerator use. Subsequent to these actions by the authorities, a number of class action lawsuits have been filed in the U.S. and Canada against the Company and certain of its subsidiaries. The Company has been cooperating with the various governmental investigations. Depending upon the outcome of these different proceedings, the Company and certain of its subsidiaries may be subject to an uncertain amount of fines, and accordingly the Company has accrued for certain probable and reasonable estimated amounts for the fines. Other than those above, there are a number of legal actions against the Company and certain subsidiaries. Management is of the opinion that damages, if any, resulting from these actions will not have a material effect on the Company’s consolidated financial statements.

(15)	Segment Information

In accordance with the provisions of ASC 280, “Segment Reporting”, the segments reported below are the components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker of the Company in deciding how to allocate resources and in assessing performance.

Business segments correspond to categories of activity classified primarily by markets, products and brand names. “Digital AVC Networks” includes video and audio equipment, and information and communications equipment. “Home Appliances” includes household equipment. “PEW and PanaHome” includes electrical supplies, electric products, building materials and equipment, and housing business. “Components and Devices” includes electronic components, semiconductors, and batteries. “SANYO” includes solar cells, lithium-ion batteries, optical pickups, and others. “Other” includes electronic-parts-mounting machines, industrial robots and industrial equipment.

The company transferred its motor business to Home Appliances on April 1, 2010. Accordingly, segment information for Home Appliances and Components and Devices in fiscal 2010 are reclassified to conform to the presentation for fiscal 2011.

By Business Segment

Information by business segment for the three months ended June 30, 2010 and 2009 is shown in the tables below:

	Yen (millions)
	Three months ended June 30
	2010	2009
Sales:
Digital AVC Networks:
Customers	816,864	763,092
Intersegment	14,858	10,213

Total	831,722	773,305
Home Appliances:
Customers	275,862	257,988
Intersegment	46,919	48,644

Total	322,781	306,632
PEW and PanaHome:
Customers	378,533	346,159
Intersegment	12,725	11,468

Total	391,258	357,627
Components and Devices:
Customers	159,802	148,325
Intersegment	76,463	65,004

Total	236,265	213,329
SANYO:
Customers	407,311	—
Intersegment	5,673	—

Total	412,984	—
Other:
Customers	122,754	79,894
Intersegment	152,673	124,824

Total	275,427	204,718
Eliminations	(309,311)	(260,153)

Consolidated total	2,161,126	1,595,458

	Yen (millions)
	Three months ended June 30
	2010	2009
Segment profit (loss):
Digital AVC Networks	27,851	(13,602)
Home Appliances	32,259	18,595
PEW and PanaHome	8,348	(7,805)
Components and Devices	11,847	(9,744)
SANYO	5,009	—
Other	12,750	(884)
Corporate and eliminations	(14,226)	(6,743)

Total segment profit	83,838	(20,183)

Interest income	2,769	2,913
Dividends received	3,058	3,417
Other income	14,982	9,145
Interest expense	(7,381)	(6,045)
Other deductions	(12,936)	(41,012)

Consolidated income (loss) before income taxes	84,330	(51,765)

Corporate expenses include certain corporate R&D expenditures and general corporate expenses.

By Geographical Area

Sales attributed to countries based upon the customer’s location for the three months ended June 30, 2010 and 2009 are as follows:

	Yen (millions)
	Three months ended June 30
	2010	2009
Sales:
Japan	1,054,397	858,770
North and South America	286,044	203,607
Europe	223,823	167,136
Asia and Others	596,862	365,945

Consolidated total	2,161,126	1,595,458

United States included in North and South America	238,017	175,574
China included in Asia and Others	304,460	173,766

There are no individually material countries of which should be separately disclosed in North and South America, Europe, and Asia and Others, except for the United States of America and China.

Transfers between business segments or geographic segments are made at arms-length prices. There are no sales to a single external major customer for the three months ended June 30, 2010 and 2009.

(16)	Subsequent Events

The Company resolved, at the board of directors meeting held on July 29, 2010, to pursue a plan to the Company’s acquisition of all shares of PEW and SANYO (hereinafter collectively referred to as the “Subsidiaries”) in order to make them wholly-owned subsidiaries of the Company by around April 2011 by way of tender offers and, thereafter, share exchanges. In order to implement the acquisition of all shares of the Subsidiaries, the Company resolved, at its above-mentioned board of directors meeting, to simultaneously commence tender offers for common shares of the Subsidiaries. With respect to the tender offers, if the Company purchases all of the shares of the Subsidiaries eligible to be purchased, the maximum aggregate purchase amount is expected to be 818.4 billion yen.

# # #

August 20, 2010

FOR IMMEDIATE RELEASE

Media Contacts:

Akira Kadota (Japan)

International PR

(Tel: +81-3-6403-3040)

Panasonic News Bureau (Japan)

(Tel: +81-3-3542-6205)

Jim Reilly (U.S.)

(Tel: +1-201-392-6067)

Anne Guennewig (Europe)

(Tel: +49-611-235-457)

Investor Relations Contacts:

Makoto Mihara (Japan)

Investor Relations

(Tel: +81-6-6908-1121)

Yuko Iwatsu (U.S.)

Panasonic Finance (America), Inc.

(Tel: +1-212-698-1360)

Hiroko Carvell (Europe)

Panasonic Finance (Europe) plc

(Tel: +44-20-3008-6887)

Panasonic Announces Additional Information regarding “Commencement of

Tender Offer for Shares of Common Stock of Panasonic Electric Works”

Osaka, August 20, 2010—Panasonic Corporation (NYSE: PC/TSE: 6752, the “Tender Offeror” or the “Company”) announced that it acquires all of the shares of common stock of Panasonic Electric Works Co., Ltd. (TSE: 6991, the “Target”) (excluding the treasury shares owned by the Target) through a tender offer (the “Tender Offer”) on July 29, 2010. The commencement of the Tender Offer was subject to, among others, the nonoccurrence of any events that would have a material adverse effect on achieving the purpose of the Tender Offer such, as a material change in the Target’s or its subsidiaries’ management or assets. As the Company has confirmed that no events have occurred that would prevent the commencement of the Tender Offer, the Company announces that it has decided to implement the Tender Offer from August 23, 2010, as scheduled.

In addition, since the description of the press release “Panasonic Announces Commencement of Tender Offer for Shares of Common Stock of Panasonic Electric Works” dated July 29, 2010, has amendments, it has been amended as follows (the amendments are underlined):

1. Purpose of the Tender Offer

(1) Overview of the Tender Offer

(Prior to amendment)

The Company currently owns 51.00% (751,074,788 shares) of the aggregate number of issued shares of the Target (as of March 31, 2010: 383,049,035 shares). The Target is a consolidated subsidiary of the Company; however, a decision was made recently to acquire all of the issued shares of the Target’s common stock (excluding the treasury shares owned by the Target) through the Tender Offer in order to make the Target the Company’s wholly-owned subsidiary. With respect to the Tender Offer, no maximum or minimum number of shares scheduled to be purchased has been established. The Tender Offer shall be commenced subject to, among others, the nonoccurrence of any events which would have a material adverse effect on achieving the purpose of the Tender Offer such as a material change in the Target’s or its subsidiaries’ management or assets.

(omitted)

(Post amendment)

The Company currently owns 51.00% (751,074,788 shares) of the aggregate number of issued shares of the Target (as of June 30, 2010: 383,049,035 shares). The Target is a consolidated subsidiary of the Company; however, a decision was made recently to acquire all of the issued shares of the Target’s common stock (excluding the treasury shares owned by the Target) through the Tender Offer in order to make the Target the Company’s wholly-owned subsidiary. With respect to the Tender Offer, no maximum or minimum number of shares scheduled to be purchased has been established.

(omitted)

(3)	Measures to Ensure the Fairness of the Tender Offer such as Measures to Ensure the Fairness of the Tender Offer Purchase Price, and Measures to Avoid Conflicts of Interest

(i)	Procurement of a Valuation Report from an Independent, Third-Party Valuation Institution

(Prior to amendment)

(omitted)

The Tender Offer Purchase Price of 1,110 yen per-share represents a premium of (i) 14.0% (rounded to the first decimal place; the same shall apply to indications of percentages hereinafter in this paragraph) over the closing price of the Target’s shares of common stock of 974 yen in ordinary trading on the first section of the Tokyo Stock Exchange on July 28, 2010, which is the day immediately preceding the day on which the Company announced the commencement of the Tender Offer, (ii) 22.1% over the simple average closing price of 909 yen (rounded down to a whole number; the same shall apply to indications of prices in yen hereinafter in this paragraph) in ordinary trading in the previous one-month period (from June 29, 2010 to July 28, 2010), (iii) 17.1% over the simple average closing price of 948 yen in ordinary trading in the previous three-month period (from April 30, 2010 to July 28, 2010) or (iv) 7.6% over the simple average closing price of 1,032 yen in ordinary trading in the previous six-month period (from January 29, 2010 to July 28, 2010).

(Post amendment)

(omitted)

The Tender Offer Purchase Price of 1,110 yen per-share represents a premium of (i) 14.0% (rounded to the first decimal place; the same shall apply to indications of percentages hereinafter in this paragraph) over the closing price of the Target’s shares of common stock of 974 yen in ordinary trading on the first section of the Tokyo Stock Exchange on July 28, 2010, which is the day immediately preceding the day on which the Company announced the commencement of the Tender Offer, (ii) 22.1% over the simple average closing price of 909 yen (rounded down to a whole number; the same shall apply to indications of prices in yen hereinafter in this paragraph) in ordinary trading in the previous one-month period (from June 29, 2010 to July 28, 2010), (iii) 17.1% over the simple average closing price of 948 yen in ordinary trading in the previous three-month period (from April 30, 2010 to July 28, 2010) or (iv) 7.6% over the simple average closing price of 1,032 yen in ordinary trading in the previous six-month period (from January 29, 2010 to July 28, 2010).

In addition, the Tender Offer Purchase Price represents a premium of (i) 0.5% over the closing price of the Target’s shares of common stock of 1,105 yen in ordinary trading on the first section of the Tokyo Stock Exchange on August 20, 2010, which is the business day immediately preceding the commencement date of the Tender Offer, (ii) 4.7% over the simple average closing price of 1,060 yen in ordinary trading in the previous one-month period (from July 21, 2010 to August 20, 2010), (iii) 14.4% over the simple average closing price of 970 yen in ordinary trading in the previous three-month period (from May 21, 2010 to August 20, 2010) or (iv) 6.2% over the simple average closing price of 1,045 yen in ordinary trading in the previous six-month period (from February 22, 2010 to August 20, 2010).

2. Outline of the Tender Offer and Other Information

(4) Calculation Base, Etc. of Tender Offer Purchase Price

(i)	Basis of Calculation

(Prior to amendment)

(omitted)

The Tender Offer Purchase Price of 1,110 yen per-share represents a premium of (i) 14.0% (rounded to the first decimal place; the same shall apply to indications of percentages hereinafter in this paragraph) over the closing price of the Target’s shares of common stock of 974 yen in ordinary trading on the first section of the Tokyo Stock Exchange on July 28, 2010, which is the day immediately preceding the day on which the Company announced the commencement of the Tender Offer, (ii) 22.1% over the simple average closing price of 909 yen (rounded down to a whole number; the same shall apply to indications of prices in yen hereinafter in this paragraph) in ordinary trading in the previous one-month period (from June 29, 2010 to July 28, 2010), (iii) 17.1% over the simple average closing price of 948 yen in ordinary trading in the previous three-month period (from April 30, 2010 to July 28, 2010) or (iv) 7.6% over the simple average closing price of 1,032 yen in ordinary trading in the previous six-month period (from January 29, 2010 to July 28, 2010).

(Post amendment)

(omitted)

The Tender Offer Purchase Price of 1,110 yen per-share represents a premium of (i) 14.0% (rounded to the first decimal place; the same shall apply to indications of percentages hereinafter in this paragraph) over the closing price of the Target’s shares of common stock of 974 yen in ordinary trading on the first section of the Tokyo Stock Exchange on July 28, 2010, which is the day immediately preceding the day on which the Company announced the commencement of the Tender Offer, (ii) 22.1% over the simple average closing price of 909 yen (rounded down to a whole number; the same shall apply to indications of prices in yen hereinafter in this paragraph) in ordinary trading in the previous one-month period (from June 29, 2010 to July 28, 2010), (iii) 17.1% over the simple average closing price of 948 yen in ordinary trading in the previous three-month period (from April 30, 2010 to July 28, 2010) or (iv) 7.6% over the simple average closing price of 1,032 yen in ordinary trading in the previous six-month period (from January 29, 2010 to July 28, 2010).

In addition, the Tender Offer Purchase Price represents a premium of (i) 0.5% over the closing price of the Target’s shares of common stock of 1,105 yen in ordinary trading on the first section of the Tokyo Stock Exchange on August 20, 2010, which is the business day immediately preceding the commencement date of the Tender Offer, (ii) 4.7% over the simple average closing price of 1,060 yen in ordinary trading in the previous one-month period (from July 21, 2010 to August 20, 2010), (iii) 14.4% over the simple average closing price of 970 yen in ordinary trading in the previous three-month period (from May 21, 2010 to August 20, 2010) or (iv) 6.2% over the simple average closing price of 1,045 yen in ordinary trading in the previous six-month period (from February 22, 2010 to August 20, 2010).

(5) Number of Share Certificates, Etc. Scheduled to be Purchased

(Prior to amendment)

Number of shares scheduled to be purchased	Minimum number of shares scheduled to be purchased	Maximum number of shares scheduled to be purchased
356,913,031 shares	Not applicable	Not applicable

(omitted)

Note 2)	The number of shares scheduled to be purchased (356,913,031 shares) is calculated by deducting the sum of the number of shares of the Target held by the Tender Offeror as of July 29,2010 (383,049,035 shares) and the number of treasury shares held by the Target as of March 31, 2010 as described in the securities report for the 104th term that was submitted by the Target on June 18, 2010 (11,112,722 shares), from the number of issued shares as of March 31, 2010, as described in the securities report for the 104th term that was submitted by the Target on June 18, 2010 (751,074,788 shares).

(omitted)

(Post amendment)

Number of shares scheduled to be purchased	Minimum number of shares scheduled to be purchased	Maximum number of shares scheduled to be purchased
356,913,031 shares	Not applicable	Not applicable

(omitted)

Note 2)	The number of shares scheduled to be purchased (356,913,031 shares) is calculated by deducting the sum of the number of shares of the Target held by the Tender Offeror as of July 29, 2010 (383,049,035 shares) and the number of treasury shares held by the Target as of March 31, 2010 as described in the securities report for the 104th term that was submitted by the Target on June 18, 2010 (11,112,722 shares), from the number of issued shares as of June 30, 2010, as described in the first quarterly report for the 105th term that was submitted by the Target on August 6, 2010 (751,074,788 shares).

(omitted)

(6) Change in Ownership Percentage of Share Certificates, Etc. as a Result of Tender Offer

(Prior to amendment)

Number of Voting Rights Represented by Share Certificates, Etc. Held by the Tender Offeror before the Tender Offer	383,049 units	(Ownership Percentage of Share Certificates, Etc. before the Tender Offer: 51.77%)

Number of Voting Rights Represented by Share Certificates, Etc. Held by Special Related Parties before the Tender Offer	Not determined yet	(Ownership Percentage of Share Certificates, Etc. before the Tender Offer: Not determined yet)

Number of Voting Rights Represented by Share Certificates, Etc. Scheduled to be Purchased	356,913 units	(Ownership Percentage of Share Certificates, Etc. after the Tender Offer: 100.00%)

Total Number of Voting Rights of Shareholders, Etc. of the Target	734,722 units

(omitted)

Note 3)	The “Total Number of Voting Rights of Shareholders, Etc. of the Target” is the total number of voting rights of all shareholders as of March 31, 2010 as described in the securities report for the 104th term that was submitted by the Target on June 18, 2010 (indicated therein as 1,000 shares per unit). However, since the shares less than one unit and cross-held shares are also subject to the Tender Offer, in calculating the “Ownership Percentage of Share Certificates, Etc. before the Tender Offer” and the “Ownership Percentage of Share Certificates, Etc. after the Tender Offer,” the total number of voting rights (739,962 units), corresponding to the number of shares (739,962,066 shares) obtained by deducting the number of treasury shares held by the Target as of March 31, 2010 as described in the securities report for the 104th term that was submitted by the Target on June 18, 2010 (11,112,722 shares), from the total number of shares issued as of March 31, 2010 as described in the securities report for the 104th term that was submitted by the Target on June 18, 2010 (751,074,788 shares), is used as the denominator.

(omitted)

(Post amendment)

Number of Voting Rights Represented by Share Certificates, Etc. Held by the Tender Offeror before the Tender Offer	383,049 units	(Ownership Percentage of Share Certificates, Etc. before the Tender Offer: 51.77%)

Number of Voting Rights Represented by Share Certificates, Etc. Held by Special Related Parties before the Tender Offer	4,813 units	(Ownership Percentage of Share Certificates, Etc. before the Tender Offer: 0.65%)

Number of Voting Rights Represented by Share Certificates, Etc. Scheduled to be Purchased	356,913 units	(Ownership Percentage of Share Certificates, Etc. after the Tender Offer: 100.00%)

Total Number of Voting Rights of Shareholders, Etc. of the Target	734,722 units

(omitted)

Note 3)	The “Total Number of Voting Rights of Shareholders, Etc. of the Target” is the total number of voting rights of all shareholders as of March 31, 2010 as described in the first quarterly report for the 105th term that was submitted by the Target on August 6, 2010 (indicated therein as 1,000 shares per unit). However, since the shares less than one unit and cross-held shares are also subject to the Tender Offer, in calculating the “Ownership Percentage of Share Certificates, Etc. before the Tender Offer” and the “Ownership Percentage of Share Certificates, Etc. after the Tender Offer,” the total number of voting rights (739,962 units), corresponding to the number of shares (739,962,066 shares) obtained by deducting the number of treasury shares held by the Target as of March 31, 2010 as described in the securities report for the 104th term that was submitted by the Target on June 18, 2010 (11,112,722 shares), from the total number of shares issued as of June 30, 2010 as described in the first quarterly report for the 105th term that was submitted by the Target on August 6, 2010 (751,074,788 shares), is used as the denominator.

(omitted)

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the acquisition of all shares of Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd. through tender offers and share exchanges; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

# # #

August 20, 2010

FOR IMMEDIATE RELEASE

Media Contacts:

Akira Kadota (Japan)

International PR

(Tel: +81-3-6403-3040)

Panasonic News Bureau (Japan)

(Tel: +81-3-3542-6205)

Jim Reilly (U.S.)

(Tel: +1-201-392-6067)

Anne Guennewig (Europe)

(Tel: +49-611-235-457)

Investor Relations Contacts:

Makoto Mihara (Japan)

Investor Relations

(Tel: +81-6-6908-1121)

Yuko Iwatsu (U.S.)

Panasonic Finance (America), Inc.

(Tel: +1-212-698-1360)

Hiroko Carvell (Europe)

Panasonic Finance (Europe) plc

(Tel: +44-20-3008-6887)

Panasonic Announces Additional Information regarding “Commencement of

Tender Offer for Shares of Common Stock of SANYO”

Osaka, August 20, 2010—Panasonic Corporation (NYSE: PC/TSE: 6752, the “Tender Offeror” or the “Company”) announced that it acquires all of the shares of common stock of SANYO Electric Co., Ltd. (TSE: 6764, the “Target”) (excluding the treasury shares owned by the Target) through a tender offer (the “Tender Offer”) on July 29, 2010. The commencement of the Tender Offer was subject to, among others, the nonoccurrence of any events that would have a material adverse effect on achieving the purpose of the Tender Offer, such as a material change in the Target’s or its subsidiaries’ management or assets. As the Company has confirmed that no events have occurred that would prevent the commencement of the Tender Offer, the Company announces that it has decided to implement the Tender Offer from August 23, 2010, as scheduled.

In addition, since the description of the press release “Panasonic Announces Commencement of Tender Offer for Shares of Common Stock of SANYO” dated July 29, 2010, has amendments, it has been amended as follows (the amendments are underlined):

1. Purpose of the Tender Offer

(1) Overview of the Tender Offer

(Prior to amendment)

The Company currently owns 50.05% (3,082,309,227 shares) of the aggregate number of issued shares of the Target (as of March 31, 2010: 6,158,053,099 shares). The Target is a consolidated subsidiary of the Company; however, a decision was made recently to acquire all of the issued shares of the Target’s common stock (excluding the treasury shares owned by the Target) through the Tender Offer in order to make the Target the Company’s wholly-owned subsidiary. With respect to the Tender Offer, no maximum or minimum number of shares scheduled to be purchased has been established. The Tender Offer shall be commenced subject to, among others, the nonoccurrence of any events which would have a material adverse effect on achieving the purpose of the Tender Offer such as a material change in the Target’s or its subsidiaries’ management or assets.

(omitted)

(Post amendment)

The Company currently owns 50.05% (3,082,309,227 shares) of the aggregate number of issued shares of the Target (as of June 30, 2010: 6,158,053,099 shares). The Target is a consolidated subsidiary of the Company; however, a decision was made recently to acquire all of the issued shares of the Target’s common stock (excluding the treasury shares owned by the Target) through the Tender Offer in order to make the Target the Company’s wholly-owned subsidiary. With respect to the Tender Offer, no maximum or minimum number of shares scheduled to be purchased has been established.

(omitted)

(3)	Measures to Ensure the Fairness of the Tender Offer such as Measures to Ensure the Fairness of the Tender Offer Purchase Price, and Measures to Avoid Conflicts of Interest

(i)	Procurement of a Valuation Report from an Independent, Third-Party Valuation Institution

(Prior to amendment)

(omitted)

The Tender Offer Purchase Price of 138 yen per-share represents a premium of (i) 16.9% (rounded to the first decimal place; the same shall apply to indications of percentages hereinafter in this paragraph) over the closing price of the Target’s shares of common stock of 118 yen in ordinary trading on the first section of the Tokyo Stock Exchange on July 28, 2010, which is the day immediately preceding the day on which the Company announced the commencement of the Tender Offer, (ii) 21.1% over the simple average closing price of 114 yen (rounded down to a whole number; the same shall apply to indications of prices in yen hereinafter in this paragraph) in ordinary trading in the previous one-month period (from June 29, 2010 to July 28, 2010), (iii) 9.5% over the simple average closing price of 126 yen in ordinary trading in the previous three-month period (from April 30, 2010 to July 28, 2010) or (iv) 0.7% over the simple average closing price of 137 yen in ordinary trading in the previous six-month period (from January 29, 2010 to July 28, 2010).

(Post amendment)

(omitted)

The Tender Offer Purchase Price of 138 yen per-share represents a premium of (i) 16.9% (rounded to the first decimal place; the same shall apply to indications of percentages hereinafter in this paragraph) over the closing price of the Target’s shares of common stock of 118 yen in ordinary trading on the first section of the Tokyo Stock Exchange on July 28, 2010, which is the day immediately preceding the day on which the Company announced the commencement of the Tender Offer, (ii) 21.1% over the simple average closing price of 114 yen (rounded down to a whole number; the same shall apply to indications of prices in yen hereinafter in this paragraph) in ordinary trading in the previous one-month period (from June 29, 2010 to July 28, 2010), (iii) 9.5% over the simple average closing price of 126 yen in ordinary trading in the previous three-month period (from April 30, 2010 to July 28, 2010) or (iv) 0.7% over the simple average closing price of 137 yen in ordinary trading in the previous six-month period (from January 29, 2010 to July 28, 2010).

In addition, the Tender Offer Purchase Price represents a premium of (i) 0.7% over the closing price of the Target’s shares of common stock of 137 yen in ordinary trading on the first section of the Tokyo Stock Exchange on August 20, 2010, which is the business day immediately preceding the commencement date of the Tender Offer, (ii) 5.3% over the simple average closing price of 131 yen in ordinary trading in the previous one-month period (from July 21, 2010 to August 20, 2010), (iii) 9.5% over the simple average closing price of 126 yen in ordinary trading in the previous three-month period (from May 21, 2010 to August 20, 2010) or (iv) 1.5% over the simple average closing price of 136 yen in ordinary trading in the previous six-month period (from February 22, 2010 to August 20, 2010).

2. Outline of the Tender Offer and Other Information

(4) Calculation Base, Etc. of Tender Offer Purchase Price

(i)	Basis of Calculation

(Prior to amendment)

(omitted)

The Tender Offer Purchase Price of 138 yen per-share represents a premium of (i) 16.9% (rounded to the first decimal place; the same shall apply to indications of percentages hereinafter in this paragraph) over the closing price of the Target’s shares of common stock of 118 yen in ordinary trading on the first section of the Tokyo Stock Exchange on July 28, 2010, which is the day immediately preceding the day on which the Company announced the commencement of the Tender Offer, (ii) 21.1% over the simple average closing price of 114 yen (rounded down to a whole number; the same shall apply to indications of prices in yen hereinafter in this paragraph) in ordinary trading in the previous one-month period (from June 29, 2010 to July 28, 2010), (iii) 9.5% over the simple average closing price of 126 yen in ordinary trading in the previous three-month period (from April 30, 2010 to July 28, 2010) or (iv) 0.7% over the simple average closing price of 137 yen in ordinary trading in the previous six-month period (from January 29, 2010 to July 28, 2010).

(Post amendment)

(omitted)

The Tender Offer Purchase Price of 138 yen per-share represents a premium of (i) 16.9% (rounded to the first decimal place; the same shall apply to indications of percentages hereinafter in this paragraph) over the closing price of the Target’s shares of common stock of 118 yen in ordinary trading on the first section of the Tokyo Stock Exchange on July 28, 2010, which is the day immediately preceding the day on which the Company announced the commencement of the Tender Offer, (ii) 21.1% over the simple average closing price of 114 yen (rounded down to a whole number; the same shall apply to indications of prices in yen hereinafter in this paragraph) in ordinary trading in the previous one-month period (from June 29, 2010 to July 28, 2010), (iii) 9.5% over the simple average closing price of 126 yen in ordinary trading in the previous three-month period (from April 30, 2010 to July 28, 2010) or (iv) 0.7% over the simple average closing price of 137 yen in ordinary trading in the previous six-month period (from January 29, 2010 to July 28, 2010).

In addition, the Tender Offer Purchase Price represents a premium of (i) 0.7% over the closing price of the Target’s shares of common stock of 137 yen in ordinary trading on the first section of the Tokyo Stock Exchange on August 20, 2010, which is the business day immediately preceding the commencement date of the Tender Offer, (ii) 5.3% over the simple average closing price of 131 yen in ordinary trading in the previous one-month period (from July 21, 2010 to August 20, 2010), (iii) 9.5% over the simple average closing price of 126 yen in ordinary trading in the previous three-month period (from May 21, 2010 to August 20, 2010) or (iv) 1.5% over the simple average closing price of 136 yen in ordinary trading in the previous six-month period (from February 22, 2010 to August 20, 2010).

(5) Number of Share Certificates, Etc. Scheduled to be Purchased

(Prior to amendment)

Number of shares scheduled to be purchased	Minimum number of shares scheduled to be purchased	Maximum number of shares scheduled to be purchased
3,059,465,509 shares	Not applicable	Not applicable

(omitted)

Note 2)	The number of shares scheduled to be purchased (3,059,465,509 shares) is calculated by deducting the sum of the number of shares of the Target held by the Tender Offeror as of July 29, 2010 (3,082,309,227 shares) and the number of treasury shares held by the Target as of March 31, 2010 as described in the securities report for the 86th term that was submitted by the Target on June 23, 2010 (16,278,363 shares), from the number of issued shares as of March 31, 2010, as described in the securities report for the 86th term that was submitted by the Target on June 23, 2010 (6,158,053,099 shares).

(omitted)

(Post amendment)

Number of shares scheduled to be purchased	Minimum number of shares scheduled to be purchased	Maximum number of shares scheduled to be purchased
3,059,465,509 shares	Not applicable	Not applicable

(omitted)

Note 2)	The number of shares scheduled to be purchased (3,059,465,509 shares) is calculated by deducting the sum of the number of shares of the Target held by the Tender Offeror as of July 29, 2010 (3,082,309,227 shares) and the number of treasury shares held by the Target as of March 31, 2010 as described in the securities report for the 86th term that was submitted by the Target on June 23, 2010 (16,278,363 shares), from the number of issued shares as of June 30, 2010, as described in the first quarterly report for the 87th term that was submitted by the Target on August 4, 2010 (6,158,053,099 shares).

(omitted)

(6) Change in Ownership Percentage of Share Certificates, Etc. as a Result of Tender Offer

(Prior to amendment)

Number of Voting Rights Represented by Share Certificates, Etc. Held by the Tender Offeror before the Tender Offer	3,082,309 units	(Ownership Percentage of Share Certificates, Etc. before the Tender Offer: 50.19%)

Number of Voting Rights Represented by Share Certificates, Etc. Held by Special Related Parties before the Tender Offer	Not determined yet	(Ownership Percentage of Share Certificates, Etc. before the Tender Offer: Not determined yet)

Number of Voting Rights Represented by Share Certificates, Etc. Scheduled to be Purchased	3,059,465 units	(Ownership Percentage of Share Certificates, Etc. after the Tender Offer: 100.00%)

Total Number of Voting Rights of Shareholders, Etc. of the Target	6,130,300 units

(omitted)

Note 3)	The “Total Number of Voting Rights of Shareholders, Etc. of the Target” is the total number of voting rights of all shareholders as of March 31, 2010 as described in the securities report for the 86th term that was submitted by the Target on June 23, 2010 (indicated therein as 1,000 shares per unit). However, since the shares less than one unit and cross-held shares are also subject to the Tender Offer, in calculating the “Ownership Percentage of Share Certificates, Etc. before the Tender Offer” and the “Ownership Percentage of Share Certificates, Etc. after the Tender Offer,” the total number of voting rights (6,141,774 units), corresponding to the number of shares (6,141,774,736 shares) obtained by deducting the number of treasury shares held by the Target as of March 31, 2010 as described in the securities report for the 86th term that was submitted by the Target on June 23, 2010 (16,278,363 shares), from the total number of shares issued as of March 31, 2010 as described in the securities report for the 86th term that was submitted by the Target on June 23, 2010 (6,158,053,099 shares), is used as the denominator.

(omitted)

(Post amendment)

Number of Voting Rights Represented by Share Certificates, Etc. Held by the Tender Offeror before the Tender Offer	3,082,309 units	(Ownership Percentage of Share Certificates, Etc. before the Tender Offer: 50.19%)

Number of Voting Rights Represented by Share Certificates, Etc. Held by Special Related Parties before the Tender Offer	5,552 units	(Ownership Percentage of Share Certificates, Etc. before the Tender Offer: 0.09%)

Number of Voting Rights Represented by Share Certificates, Etc. Scheduled to be Purchased	3,059,465 units	(Ownership Percentage of Share Certificates, Etc. after the Tender Offer: 100.00%)

Total Number of Voting Rights of Shareholders, Etc. of the Target	6,130,300 units

(omitted)

Note 3)	The “Total Number of Voting Rights of Shareholders, Etc. of the Target” is the total number of voting rights of all shareholders as of March 31, 2010 as described in the first quarterly report for the 87th term that was submitted by the Target on August 4, 2010 (indicated therein as 1,000 shares per unit). However, since the shares less than one unit and cross-held shares are also subject to the Tender Offer, in calculating the “Ownership Percentage of Share Certificates, Etc. before the Tender Offer” and the “Ownership Percentage of Share Certificates, Etc. after the Tender Offer,” the total number of voting rights (6,141,774 units), corresponding to the number of shares (6,141,774,736 shares) obtained by deducting the number of treasury shares held by the Target as of March 31, 2010 as described in the securities report for the 86th term that was submitted by the Target on June 23, 2010 (16,278,363 shares), from the total number of shares issued as of June 30, 2010 as described in the first quarterly report for the 87th term that was submitted by the Target on August 4, 2010 (6,158,053,099 shares), is used as the denominator.

(omitted)

4. Other Matters

(2) Other Relevant information Necessary for Investor’s Decision of the Target

(Post amendment: Without changing the contents stated in prior to amendment, add a description of the following (v))

(Omitted)

(v) According to the press release announced by the Target on August 20, 2010 entitled “Notice Concerning Dissolution of Subsidiary (SANYO GS Soft Energy Co., Ltd.) and Possible Inability to Collect Account Receivables,” the Target resolved to end the business of its consolidated subsidiary, SANYO GS Soft Energy Co., Ltd. (a joint venture between the Target and GS Yuasa Corporation; the Target’s investment ratio: 51%; hereinafter “SGS”), around the end of February 2011 and, thereafter, to promptly dissolve SGS and implement a special liquidation. In addition, in accordance with such dissolution, there arose the possible inability to collect the Target’s account receivables against SGS (a short-term loan of 4 billion yen (estimate)). According to said press release, the influence of SGS’s dissolution and the Target’s inability to collect account receivables on the Target’s consolidated business results is minor.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the acquisition of all shares of Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd. through tender offers and share exchanges; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

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August 20, 2010

FOR IMMEDIATE RELEASE

Media Contacts:

Akira Kadota (Japan)

(Tel: +81-3-6403-3040)

Panasonic News Bureau (Japan)

(Tel: +81-3-3542-6205)

Panasonic to Strengthen PDP Production in China

- Panasonic will strengthen production of plasma display panels in China,

a rapidly growing flat-panel TV market -

Osaka, Japan August 20, 2010—Panasonic Corporation (NYSE:PC/TSE:6752, “Panasonic”) announced today that the company will move a part of plasma display panel production facilities at its third domestic PDP plant in Amagasaki City, near Osaka, to Panasonic Plasma Display (Shanghai) Co., Ltd. (PPDS) in Shanghai, China, to better respond to robust demand for flat-panel TVs in China.

PPDS, established in January 2001 as a joint venture between Panasonic, then called Matsushita Electric Industrial Co., Ltd., and Shanghai City, commenced operations in December of the same year and has been engaged in production of plasma display panels and assembling TV sets. The company is producing the equivalent of 25,000 42-inch plasma display panels per month at its plant in Pudong New Area. To accommodate the additional production facility and maximize production efficiencies, PPDS plans to relocate to the nearby Pudong Jinqiao Development Zone. The new production facility plans to commence production with a monthly capacity equivalent to approximately 120,000 42-inch panels in April 2012. Panasonic intends to maximize production efficiency by further utilizing the integrated production system from plasma display panels to assembling TV sets.

The flat-panel TV market is expected to continue growing globally, exceeding 240 million sets in 2012. China’s flat-panel TV market is likely to surpass 50 million units by that time, becoming the world’s largest. The demand for plasma TVs with large-screen and high picture quality is also expected to grow in China driven by digital TV broadcasting and increased consumer interest in Full HD 3D plasma TVs.

The build-up of PPDS will give Panasonic a stronger structure to meet the growing demand in China as well as enable Panasonic to improve the group-wide cost competitiveness, thereby Panasonic continues to push ahead with its growth strategy in the global flat-panel TV market.

Profile of PPDS

Current Site

Name	Panasonic Plasma Display (Shanghai) Co., Ltd. (PPDS)

Location	No. 1398 Jinsui Road, Jinqiao Export Processing Zone, Pudong New Area, Shanghai, 201206, China

Capital	US$165,000,000

Joint Venture Partner	SVA Electron Co., Ltd.

Ownership Ratios	Panasonic Corporation: 26.0% Panasonic Corporation of China: 25.0% SVA Electron Co., Ltd.: 43.0% Shanghai Industrial Investment (Group) Co., Ltd.: 3.8% SVA (Group) Co., Ltd.: 2.2%

President	Chairman: Qiang Wang (President of Shanghai Yidian Holding (Group) Co., Ltd.) Managing Director: Daisuke Motomiya

Board of Directors	Panasonic: 3 members; China: 3 members

Business Operations	Manufacture and sales of plasma display panels, modules and assembly

Construction	January 20, 2001

Production	Plasma display assembly commenced in December 2001

Employees	Approximately 1,700 (as of end of March 2010)

Floor Space	Approximately 56,000 square meters (lot area: Approximately 81,000 square meters)

New Site

New Location	Jinqiao Development Zone, Pudong, Shanghai

Construction	December 2010 (plan)

Production	April 2012 (plan)

Employees	Approximately 2,000 at the time of operation

Floor Space	Approximately 85,000 square meters (lot area: Approximately 100,000 square meters)

About Panasonic

Panasonic Corporation is a worldwide leader in the development and manufacture of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the company recorded consolidated net sales of 7.42 trillion yen (US$79.4 billion) for the year ended March 31, 2010. The company’s shares are listed on the Tokyo, Osaka, Nagoya and New York (NYSE: PC) stock exchanges. For more information on the company and the Panasonic brand, visit the company’s website at http://panasonic.net.

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